U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                 FOR FORM 10-QSB

        For Period Ended                    Commission File No. 0-15224
        December 31, 2004                     CUSIP No. 0074223 06 5

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                       ADVANCE DISPLAY TECHNOLOGIES, INC.
                            (Full Name of Registrant)

                    7334 So. Alton Way, Building 14, Suite F
                            Englewood, Colorado 80112
                     (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      As previously announced, the Company has recently assumed a new business pursuant to an employment agreement entered into on December 20, 2004 with John W. Temple, a director of the Company and the Company's new Executive Vice President of Sales and Marketing, which caused all pending or future business conducted by Mr. Temple to inure to the Company. The combining of the quarter end financial information to include the new business has delayed the completion of the Company's quarterly financial statements and other information required for the Form 10-QSB. Accordingly, the Company cannot file the subject report within the prescribed time period without incurring unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Matthew W. Shankle         (303) 267-0111

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X]  Yes          [  ]  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X]  Yes          [  ]  No

The Company expects to report a decrease in net loss for the quarter and six months ended December 31, 2004 from the same periods in 2003 of approximately $60,000 and $170,000 or 33% and 44%, respectively. The decrease in net loss is primarily due to a decrease in interest expense resulting from the conversion of the Company's outstanding debt and the losses from discontinued operations reported for the 2003 periods in connection with the former theater operations."

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                       Advance Display Technologies, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 15, 2005                     By:  /s/ Matthew W. Shankle
                                                  ------------------------------
                                                  Matthew W. Shankle, President